SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

January 27, 2011

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Events:

1.
In its session held on January 26, 2011, Credicorp’s Board of Directors agreed to set the date for the Annual General Meeting of Shareholders for March 31, 2011, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru. In accordance with the Company’s By-laws, if the required quorum is not met in the first instance, the meeting will be postponed until April 7, 2011 at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of February 14, 2011 (“Record Date”) will be entitled to attend and vote in the above mentioned meeting.

The Agenda defined for such meeting will attend to the following matters:

•	Presentation, by the Chairman of the Board, of the Annual Report for the financial year ended December 31, 2010.

•
To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2010 including the report of the independent auditors of the Company thereon.

•	To elect Directors of the Company who will hold office until the Annual General Meeting of Shareholders in the third successive year of the year of their election.

•	To appoint the external auditors of the Company to perform such services for the financial year 2011.

2.
In the same session, Credicorp’s Board of Directors adopted the following accords to comply with the capital requirements defined by Resolution SBS N°11823-2010 of the Superintendence of Banking, Insurance and Pension Fund Managers of Perú, the Supervisor of the country where Credicorp performs most of its subsidiaries operations:

•
To commit with the Superintendence of Banking, Insurance and Pension Fund Managers of Perú not to reduce its capital, which amounts to US$ 517,000,000 (five hundred seventeen million of US dollars), without the authorization of such Supervisor.

•
To constitute an especial reserve to strength equity for an amount of US$ 983,000,000 (nine hundred eighty three million of US dollar) by reducing retained earnings of previous years with the commitment of not to reduce such level without the authorization of the Supervisor.

Sincerely,

/s/   Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative